SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Consolidated Financial
Statements under US GAAP

GOL Linhas Aéreas Inteligentes S.A.

Years ended at December 31, 2006 and 2005,
with Report of Independent Registered Public
Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005
(In thousands of Brazilian Reais)

Contents

Management’s Report on Internal Control Over Financial Reporting	F - 1
Report of Independent Registered Public Accounting Firm on Internal Control
Over Financial Reporting	F - 2
Report of Independent Registered Public Accounting Firm	F - 3

Audited Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2006 and 2005	F - 4
Consolidated Statements of Income for the Years ended December 31, 2006, 2005 and 2004	F - 6
Consolidated Statements of Cash Flows for the Years ended December 31, 2006, 2005 and 2004	F - 7
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
for the Years ended December 31, 2006, 2005 and 2004	F - 8
Notes to Consolidated Financial Statements	F - 9

Management’s Report on Internal Control Over Financial Reporting

The management of GOL Linhas Aéreas Inteligentes S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may became inadequate because of changes in conditions.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2006 the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young Auditores Independentes S.S., the company’s independent registered public accounting firm. Ernst & Young’s attestation report on management’s assessment of the Company’s internal controls dated January 29, 2007 is included herein.

_______________________________________ Constantino de Oliveira Junior	_______________________________________ Richard Freeman Lark, Jr.
Chief Executive Officer	Chief Financial Officer
Date: January 29, 2007	Date: January 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Gol Linhas Aéreas Inteligentes S.A. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gol Linhas Aéreas Inteligentes’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Gol Linhas Aéreas Inteligentes S.A. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Gol Linhas Aéreas Inteligentes S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2006 and 2005, and related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006 of Gol Linhas Aéreas Inteligentes S.A. and our report dated January 29, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

São Paulo, Brazil
January 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years ended in the period December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 29, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Partner

São Paulo, Brazil
January 29, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

			Translation into
			thousands of US$
	2005	2006	2006
ASSETS

CURRENT ASSETS
Cash and cash equivalents	R$ 106,347	R$ 280,977	US$ 131,420
Short-term investments	762,688	1,425,369	666,683
Receivables, less allowance (2005 – R$ 4,890;
2006 – R$ 10,366, US$ 4,848)	563,958	659,306	308,375
Inventories	40,683	75,165	35,157
Deposits with lessors	-	232,960	108,962
Recoverable taxes	13,953	60,396	28,249
Prepaid expenses	39,907	64,496	30,167
Other	13,102	12,654	5,919
Total current assets	1,540,638	2,811,323	1,314,932

PROPERTY AND EQUIPMENT
Pre-delivery deposits	356,765	436,911	204,355
Flight equipment	225,724	660,861	309,102
Other	75,619	129,260	60,458
	658,108	1,227,032	573,915
Accumulated depreciation	(79,508)	(147,809)	(69,134)
Property and equipment, net	578,600	1,079,223	504,781

OTHER ASSETS
Deposits with lessors	408,776	304,875	142,598
Other	27,829	63,033	29,482
Total other assets	436,605	367,908	172,080

TOTAL ASSETS	R$ 2,555,843	R$ 4,258,454	US$ 1,991,793

See accompanying notes to consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

			Translation into
			thousands of US$
	2005	2006	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term borrowings	R$ 54,016	R$ 128,304	US$ 60,011
Current portion of long-term debt	-	41,298	19,316
Accounts payable	73,924	124,110	58,050
Salaries, wages and benefits	71,638	87,821	41,076
Sales tax and landing fees	83,750	139,394	65,198
Air traffic liability	217,800	335,268	156,814
Insurance premium payable	25,371	44,897	21,000
Dividends payable	101,482	42,961	20,094
Deferred gains on sale and leaseback transactions	-	10,128	4,737
Other	18,244	46,165	21,592
Total current liabilities	646,225	1,000,346	467,888

NON-CURRENT LIABILITIES
Long-term debt	-	949,006	443,876
Deferred income taxes, net	63,694	28,064	13,126
Deferred gains on sale and leaseback transactions	-	48,219	22,553
Other	23,593	27,661	12,939
	87,287	1,052,950	492,494

SHAREHOLDERS’ EQUITY
Preferred shares, no par value; 88,615,674 issued
and outstanding in 2006 and 86,524,136
issued and 85,952,136 outstanding in 2005	843,714	846,125	395,755
Common shares, no par value; 107,590,792 and
109,448,497 issued and outstanding in 2006
and 2005, respectively	41,500	41,500	19,411
Additional paid-in capital	32,273	35,430	16,572
Appropriated retained earnings	39,577	39,577	18,511
Unappropriated retained earnings	858,856	1,246,848	583,184
Accumulated other comprehensive income	6,411	(4,322)	(2,022)
Total shareholders’ equity	1,822,331	2,205,158	1,031,411

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	R$ 2,555,843	R$ 4,258,454	US$ 1,991,793

See accompanying notes to consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2006, 2005 and 2004
(In thousands of Brazilian Reais, except per share amounts)

				Translation into
				thousands
				of US$
	2004	2005	2006	2006

NET OPERATING REVENUES
Passenger	R$ 1,875,475	R$ 2,539,016	R$ 3,580,919	US$ 1,674,892
Cargo and Other	85,411	130,074	221,098	103,413
Total net operating revenues	1,960,886	2,669,090	3,802,017	1,778,305

OPERATING EXPENSES
Salaries, wages and benefits	183,037	260,183	413,977	193,628
Aircraft fuel	459,192	808,268	1,227,001	573,901
Aircraft rent	195,504	240,876	292,548	136,833
Sales and marketing	261,756	335,722	414,597	193,918
Landing fees	57,393	92,404	157,695	73,758
Aircraft and traffic servicing	74,825	91,599	199,430	93,279
Maintenance materials and repairs	51,796	55,373	146,505	68,524
Depreciation	21,242	35,014	69,313	32,420
Other	79,840	128,300	179,494	83,954
Total operating expenses	1,384,585	2,047,739	3,100,560	1,450,215

OPERATING INCOME	576,301	621,351	701,457	328,090

OTHER INCOME (EXPENSE)
Interest expense	(13,445)	(19,383)	(66,378)	(31,047)
Capitalized interest	3,216	17,113	16,733	7,826
Interest and investment income	34,159	140,204	174,354	81,550
Other expenses, net	(12,951)	(41,763)	(27,204)	(12,724)
Total other income	10,979	96,171	97,505	45,605

INCOME BEFORE INCOME TAXES	587,280	717,522	798,962	373,695

Income taxes	(202,570)	(204,292)	(229,825)	(107,495)
NET INCOME	R$ 384,710	R$ 513,230	R$ 569,137	US$ 266,200

EARNINGS PER COMMON AND
PREFERRED SHARE:

Basic	R$ 2.14	R$ 2.66	R$ 2.90	US$ 1.36
Diluted	R$ 2.13	R$ 2.65	R$ 2.90	US$ 1.36

See accompanying notes to Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005 and 2004
(In thousands of Brazilian Reais)

				Translation in
				thousands of US$
	2004	2005	2006	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	R$ 384,710	R$ 513,230	R$ 569,137	US$ 266,200
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	31,300	35,519	69,313	32,420
Deferred income taxes	36,860	20,926	(27,882)	(13,041)
Allowance for doubtful accounts receivable	(213)	1,343	5,476	2,561
Capitalized interest	(3,244)	(17,113)	(16,733)	(7,826)
Changes in operating assets and liabilities:
Receivables	(145,581)	(178,931)	(100,824)	(47,158)
Inventories	(7,468)	(19,645)	(34,482)	(16,128)
Accounts payable and other accrued liabilities	15,355	37,488	50,186	23,473
Deposits with lessors	(104,237)	(119,661)	(110,858)	(51,851)
Air traffic liability	36,498	57,909	117,468	54,943
Dividends payable	-	40,806	(58,521)	(27,372)
Other, net	(4,060)	(18,126)	68,156	31,878

Net cash provided by operating activities	239,920	353,745	530,436	248,099

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	(4,263)	301	(18,204)	(8,514)
Acquisition of property and equipment	(41,971)	(169,443)	(489,790)	(229,089)
Pre-delivery deposits	(43,447)	(313,318)	(63,413)	(29,660)
Purchase of available-for-sale securities	(1,386,991)	(456,418)	(2,021,593)	(945,553)
Sale of available-for-sale securities	943,629	137,091	1,358,912	635,600

Net cash used in investing activities	(533,043)	(801,787)	(1,234,088)	(577,216)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings	79,443	(64,333)	74,288	34,746
Proceeds from issuance of long-term debt	-	-	990,304	463,192
Issuance of preferred shares	470,434	279,080	-	-
Tax benefit contributed by shareholders	29,188	-	-	-
Dividends paid	(26,503)	(60,676)	(181,145)	(84,726)
Other, net	-	(5,412)	(5,165)	(2,416)

Net cash provided by financing activities	552,562	148,659	878,282	410,796

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	259,439	(299,383)	174,630	81,679

Cash and cash equivalents at beginning of the year	146,291	405,730	106,347	49,741

Cash and cash equivalents at end of the year	R$ 405,730	R$ 106,347	R$ 280,977	US$ 131,420

Supplemental disclosure of cash flow information
Interest paid	R$ 12,223	R$ 19,383	R$ 65,207	US$ 30,499
Income taxes paid	R$ 162,663	R$ 168,975	R$ 257,706	US$ 120,536

Non cash investing activities
Tax benefit contributed by shareholders	R$ 29,188	R$ -	R$ -	US$ -
Accrued capitalized interest	R$ 3,244	R$ 17,113	R$ 16,733	US$ 7,826

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2006, 2005 and 2004
(In thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares		Additional	Deferred	Retained Earnings		Accumulated other comprehensive income

	Shares	Amount	Shares	Amount	paid-in capital	compensation	Appropriated	Unapropriated		Total

Balance at December 31, 2003	116,200,000	R$ 41,500	52,592,985	R$ 94,200	-	-	R$5,579	R$ 173,460	-	R$ 314,739

Net income	-	-	-	-	-	-	-	384,710	-	384,710
Proceeds from public offering, net	(6,751,503)	-	25,501,761	459,185	-	-	-	-	-	459,185
Deferred income taxes on public offering issuance costs, net	-	-	-	11,249	-	-	-	-	-	11,249
Tax benefit contributed by shareholders	-	-	-	-	29,188	-	-	-	-	29,188
Deferred compensation	-	-	-	-	20,117	(20,117)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	10,058	-	-	-	10,058
Dividends payable	-	-	-	-	-	-	-	(60,676)	-	(60,676)
Transfer to appropriated retained earnings	-	-	-	-		-	12,773	(12,773)	-	-

Balance at December 31, 2004	109,448,497	R$ 41,500	78,094,746	R$ 564,634	R$ 49,305	R$ (10,059)	R$ 18,352	R$ 484,721	-	R$ 1,148,453

Comprehensive income:
Net income	-	-	-	-	-	-	-	513,230	-	513,230
Unrealized gain on derivative instruments, net of taxes	-	-	-	-	-	-	-	-	6,411	6,411
Total Comprehensive income										519,641
Proceeds from public offering, net	-	-	7,725,811	258,123	-	-	-	-	-	258,123
Issuance of preferred shares pursuant to employee stock option plan	-	-	703,579	17,238	(15,099)	-	-	-	-	2,139
Unpaid subscribed capital	-	-	(572,000)	(1,739)	-	-	-	-	-	(1,739)
Deferred income taxes on public offering issuance costs, net	-	-	-	5,458	-	-	-	-	-	5,458
Deferred compensation	-	-	-	-	428	(428)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	8,126	-	-	-	8,126
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(117,870)	-	(117,870)
Transfer to appropriated retained earnings	-	-	-	-	-	-	21,225	(21,225)	-	-

Balance at December 31, 2005	109,448,497	R$ 41,500	85,952,136	R$ 843,714	R$ 34,634	R$ (2,361)	R$39,577	R$ 858,856	R$ 6,411	R$ 1,822,331

Comprehensive income:
Net income	-	-	-	-	-	-	-	569,137	-	569,137
Change in fair value of derivative instruments, net of taxes	-	-	-	-	-	-	-	-	(10,733)	(10,733)
Total Comprehensive income										558,404
Paid-in subscribed capital	(1,857,705)		2,663,538	2,411	-	-	-	-	-	2,411
Deferred compensation	-	-	-	-	4,641	(4,641)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	3,157	-	-	-	3,157
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(181,145)	-	(181,145)

Balance at December 31, 20062	107,590,792	R$ 41,500	88,615,674	R$ 846,125	R$ 39,275	R$ (3,845)	R$39,577	R$ 1,246,848	R$(4,322)	R$ 2,205,158

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

1. Business Overview

GOL Linhas Aéreas Inteligentes S.A. (the Company or GLAI) is the parent company of GOL Transportes Aéreos S.A. (GOL), a low-fare, low-cost airline headquartered in Brazil, providing frequent service on routes between all of Brazil’s major cities and also to major cities in Argentina, Bolivia, Chile, Paraguay and Uruguay. The Company focuses on increasing the growth and profits of its business by popularizing and stimulating and meeting demand for simple, safe and affordable air travel in South America for both business and leisure passengers, while maintaining among the lowest costs in the airline industry worldwide. GOL’s simplified, single class fleet is among the newest and most modern in the industry, with low maintenance, fuel, and training costs and high levels of utilization and efficiency.

As of December 31, 2006, the Company operated a fleet of 65 aircraft, consisting of 21 Boeing 737-800 Next Generation, 30 Boeing 737-700 and 14 Boeing 737-300 aircraft. During 2006, the Company inaugurated 10 new destinations increasing the number of destinations served to 55 (48 in Brazil, three in Argentina, one each in Bolivia, Uruguay, Paraguay and Chile).

In the third quarter of 2006 the Company inaugurated its Center for Aircraft Maintenance at the Confins International Airport, in the state of Minas Gerais, Brazil.

The Company incorporated in March 2006 two new subsidiaries, GAC Inc. and Gol Finance, located in Cayman Islands, whose activities are related to aircraft acquisition and financing.

2. Summary of Significant Accounting Policies

Basis of presentation. These financial statements were prepared in accordance with accounting principles generally accepted in the United States (US GAAP), using Brazilian Reais as the functional and reporting currency. The exchange rate at December 31, 2006 was R$ 2.1380 and R$ 2.3407 at December 31, 2005 (the December 31, 2006 rate is used for convenience translation). The average exchange rates for 2006 and 2005 were R$ 2.1771 and R$ 2.4341, respectively, per US Dollar (these rates are provided for reference purposes). The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The consolidated financial statements include accounts of Gol Linhas Aéreas Inteligentes S.A. and of its wholly-owned subsidiaries Gol Transportes Aéreos S.A. (GTA), GAC Inc., Gol Finance and Gol Finance LLP. All significant intercompany balances have been eliminated.

Use of estimates. The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from these estimates.

Cash and cash equivalents. Cash in excess of that necessary for operating requirements is invested in short-term, highly liquid, income-producing investments. Investments with maturities of three months or less are classified as cash and cash equivalents, which primarily consist of certificates of deposit, money market funds, and investment grade commercial paper issued by major financial institutions.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

Securities available-for-sale. The Company's short-term investment portfolio consists of traditional fixed maturities securities, which are readily convertible into cash and are primarily highly liquid in nature. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As defined by SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company’s short-term investments are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

Provision for doubtful accounts. Provision for doubtful accounts is constituted in an amount sufficient to cover possible losses in the realization of accounts receivable.

Inventories. Inventories consist of expendable aircraft spare parts and supplies. These items are stated at average acquisition cost and are charged to expense when used. Allowance for obsolescence is based on management estimates, which are subject to change. At December 31, 2006, there was no amount recognized as allowance for obsolescence.

Aircraft and engine maintenance deposits. Our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft. Under certain of our existing lease agreements, we pay maintenance deposits to aircraft and engine lessors that are to be applied to future maintenance events. These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse us for our maintenance costs, such funds are returned to us. The maintenance deposits paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance provider or to perform such services in-house. Therefore, we record these amounts as a deposit on our balance sheet and recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. The amount of aircraft and engine maintenance deposits expected to be utilized in the next twelve months is classified in Current Assets. Certain of our lease agreements provide that excess deposits are not refundable to us. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts on deposit. Any excess amounts held by the lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense at the time it is no longer probable that such amounts will be used for maintenance for which they were deposited.

In determining whether it is probable maintenance deposits will be used to fund the cost of maintenance events, the Company conducts the following analysis at the inception of the lease, on an annual and quarterly basis and whenever events or changes in circumstances indicate that amounts may not be recoverable, to evaluate potential impairment of this balance:

1) At the time of delivery of each aircraft under lease, the Company evaluates the aircraft’s condition, including the airframe, the engines, the auxiliary power unit and the landing gear.

2) The Company projects future usage of the aircraft during the term of the lease based on its business and fleet plan.

3) The Company estimates the cost of performing all required maintenance during the lease term. These estimates are based on the extensive experience of the Company’s Management and industry available data, including historical fleet operating statistic reports published by the Company’s engine manufacturer, CFM.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousand of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

At the inception of the leases, our initial estimates of the maintenance expenses are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. Additionally, some of our lessor are agreeing for us to replace the deposits with letters of credit and amend the lease terms to enable us to utilize the deposited funds to settle other amounts owed under the lease. Upon this amendment of the lease we reevaluate the appropriateness of the lease accounting and reclassify the affected deposits as Other Deposits. Many of our new aircraft leases do not require maintenance deposits.

Based on the foregoing analysis, Management believes that the amounts reflected on the consolidated balance sheet as Aircraft and Engine Maintenance Deposits are probable of recovery. There has been no impairment of our maintenance deposits.

Property and equipment. Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Interest related to pre-delivery deposits to acquire new aircraft is capitalized. The estimated useful lives for property and equipment are as follows:

Estimated Useful Life
Leasehold improvements	Lower of lease term
or useful life
Aircraft	20 years
Maintenance and engineering equipment	10 years
Communication and meteorological equipment	5 years
Computer hardware and software	5 years

Measurement of asset impairments. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), the Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Impairment losses, when determined, are measured by comparing the fair value of the asset to its net book value, and recognized directly in the statement of income.

Maintenance and repair costs. The Company accounts for maintenance activities under the direct expense method. Under this method, regular aircraft and engine maintenance and repair costs, including the overhaul of aircraft components, for owned and leased flight equipment, are charged to operating expenses as incurred.

Lease accounting. SFAS No. 28, "Accounting for Sales with Leaseback", defines a sale-leaseback as a financing transaction in which any income or loss on the sale shall be deferred and amortized by the seller, who becomes the lessee, in proportion to rental payments over the period of time the asset is expected to be used for leases classified as operating leases. We amortize deferred gains on the sale and leaseback of equipment over the lives of these leases. The amortization of these gains is recorded as a reduction to rent expense. Under our operating lease agreements the Company is responsible for all maintenance costs on aircraft and engines, and it must meet specified airframe and engine return conditions upon lease expiration. If these return conditions are not met, the leases require financial compensation to the lessor. The Company accrues ratably, if estimable, the total costs that will be incurred by the Company to render the aircraft in a suitable return condition per the contract.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousand of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

Revenue recognition. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as air traffic liability. Air traffic liability primarily represents tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. The company estimates the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are constantly compared with actual refund and exchange activities to ensure the accuracy of the Company’s revenue recognition method with respect to forfeited tickets.

Revenue from cargo shipment is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in 2006, 2005 and 2004 were R$ 149,841, R$ 108,994 and R$ 93,763, respectively.

Advertising. Advertising costs, which are included in sales and marketing expenses, are expensed as incurred. Advertising expense in 2006, 2005 and 2004 was R$ 37,240, R$ 32,720 and R$ 31,798, respectively.

Income Taxes. Deferred income taxes are provided using the liability method and reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance for net deferred tax assets is provided unless realizability is judged to be more likely than not.

Financial Derivative Instruments. The Company accounts for financial derivative instruments utilizing Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of the Company’s risk management program, the Company uses a variety of financial instruments, including petroleum call options, petroleum collar structures, petroleum fixed-price swap agreements, and foreign currency forward contracts. The Company does not hold or issue derivative financial instruments for trading purposes.

As there is not a futures market for jet fuel in Brazil, the Company uses international crude oil derivatives to hedge its exposure to increases in fuel price. Historically, there has been -a high correlation between international crude oil prices and Brazilian jet fuel prices, making crude oil derivatives effective at offsetting jet fuel prices to provide some short-term protection against a sharp increase in average fuel prices. The Company measures the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133. Since the majority of the Company’s financial derivative instruments for fuel are not traded on a market exchange, the Company estimates their fair values. The fair value of fuel derivative instruments, depending on the type of instrument, is determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets. Also, since there is not a reliable forward market for jet fuel, the Company must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousand of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

The Company’s outstanding derivative contracts are designated as cash flow hedges for accounting purposes. While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being recorded in other comprehensive income. All changes in fair value that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying exchange exposure is realized and fuel is consumed. Changes in fair value that are not considered to be effective are recorded to “other gains and losses” in the statement of income. See Note 13 for further information on SFAS 133 and financial derivative instruments.

Foreign currency transactions. Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Exchange gains and losses are recognized in the statements of income as they occur and are recorded in financial expense.

Stock options. The Company accounts for stock-based compensation under the fair value method in accordance with SFAS 123(R), “Share-Based Payment”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees,” after December 2005. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

SFAS 123(R) permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the modified prospective method, compensation cost is recognized in the financial statements for new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. The Company has adopted SFAS 123(R) in the first quarter of 2006 using the modified prospective method. The impact of this change in accounting principle in 2006 was to increase stock-based employee compensation expense by R$ 792, resulting in total stock-based employee compensation expense in the year of R$ 3,239.

The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended for the years of 2005 and 2004:

	2004	2005

Net income, as reported	R$ 384,710	R$ 513,230
Add: Stock-based employee compensation using intrinsic value	10,058	8,126
Deduct: Stock-based employee compensation expense determined
under the fair value method	(9,969)	(8,632)

Pro forma net income	R$ 384,799	R$ 512,724

Earnings per common and preferred shares:

Basic as reported and pro forma	R$ 2.14	R$ 2.66
Diluted as reported and pro forma	R$ 2.13	R$ 2.65

The fair value for these stock options was estimated at the date of grant using the Black-Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 39%, weighted average risk-free interest rate of 17%, and an expected average life of 3.9 years.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousand of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

US dollar amounts. The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of R$ 2.1380 = US$ 1.00, the official exchange rate issued by the Brazilian Central Bank as of December 31, 2006. This translation should not be construed to imply that the Brazilian reais amounts represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board reached a consensus on Emerging Issue Task Force (EITF) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)”. This EITF is effective for financial reports for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-3 will not have a significant impact on the Company’s consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 will not have significant impact on the Company’s consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The Company does not believe SAB 108 will have a material impact on its results of operations or financial position.

4. Short-term investments

			Translation into thousands of US$ - 2006

	2005	2006

Investments
Bank Deposit Certificates – CDB	R$ 309,757	R$ 552,546	US$ 258,441
Public Securities	452,931	219,745	102,781
Fixed Income Securities	-	653,078	305,462

	R$ 762,688	R$ 1,425,369	US$ 666,683

The following is a summary of available-for-sale securities:

	December 31, 2006

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)

Public Securities and Fixed Income Securities	R$ 17	R$ (55)	R$ 872,823
Bank Deposit Certificates – CDB	16	(22)	552,546

	R$ 33	R$ (77)	R$1,425,369

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousand of Brazilian Reais)

4.  Short-term investments (Continued)

December 31, 2005

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)

Public Securities and Fixed Income Securities	R$ 779	R$ (112)	R$ 452,931
Bank Deposit Certificates – CDB	-	-	309,757

	R$ 779	R$ (112)	R$ 762,688

The gross realized gains on sales of available-for-sale securities totaled R$ 114,028 and R$ 23,857 (US$ 53,334 and US$ 10,192), in 2006 and 2005, respectively, and there were no losses in those years.

The net carrying value and estimated fair value of debt and marketable equity securities available for sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Estimated Fair Value

Due in one year or less	R$ 660,358
Due after one year through three years	455,594
Due after three years	309,417

R$ 1,425,369

5. Deposits with Lessors

Deposits with lessors include aircraft and engine maintenance deposits, security deposits for aircraft leasing contracts and other deposits which will be used to compensate the lessors for other lease related costs when due. Following is the composition of the balance:

		December 31

			Translation
			into thousands
	2005	2006	of US$ - 2006

Aircraft and engine maintenance deposits	386,193	263,647	123,315
Security deposits	22,583	40,787	19,077
Other deposits	-	233,401	109,168

	408,776	537,835	251,560

Short-term	-	(232,960)	(108,962)

Long-term	408,776	304,875	142,598

6. Short-term Borrowings

At December 31, 2006, the Company had nine revolving lines of credit with five financial institutions allowing for combined borrowings up to R$ 332,000. One of the credit lines is secured by promissory notes and allows for borrowings up to R$ 200,000. At December 31, 2006 and 2005, there were R$128,304 (US$ 60,011) and R$ 54,016 (US$ 23,077) outstanding borrowings under these facilities, respectively.

The weighted average annual interest rate for these Reais-based short-term borrowings at December 31, 2006 and 2005 was 15.5% and 20.7%, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousand of Brazilian Reais)

7. Long-term Debt

		Translation into thousands of US$ - 2006

	December 31, 2006

Foreign currency:
5.39 % Bank loan	128,304	60,011
7.24 % IFC loan	107,150	50,117
8.75 % Perpetual notes	436,902	204,351

	672,356	314,479
Local currency:
9.60 % BNDES loan	54,626	25,550

Capital leases (note 11)	222,024	103,846

Long-term debt	949,006	443,876

In April 2006, the Company’s wholly-owned subsidiary Gol Finance issued US$ 200 million (R$455 million) 8.75% perpetual notes that have no fixed final maturity date and are callable at par at the option of the issuer after five years. At December 31, 2006, there was R$ 436,902 outstanding under this facility.

In April 2006, the Company’s wholly-owned subsidiary GAC Inc., arranged a US$ 60 million (R$ 130 million) borrowing facility with Credit Suisse. The term of the facility is 2.7 years with an annual interest rate of 3-month Libor. At December 31, 2006, there was US$ 60,011 (R$ 128,304) outstanding under this facility.

In June 2006, GTA borrowed R$ 75.7 million (US$ 35.0 million) from the BNDES (the Brazilian Development Bank) and R$ 107.1 million (US$ 50.0 million) from the International Finance Corporation (IFC). The BNDES credit line financed a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, Brazil. The term of the BNDES loan is five years with an interest rate of 2.65% over the long-term borrowing rate –TJLP (6.85% p.a. during the fourth quarter) and has a guarantee of accounts receivable in the amount of R$ 12,920. The loan from the International Finance Corporation (IFC) financed the acquisition of aircraft spare parts inventories and working capital. The term of the IFC loan is six years with a rate of 1.875% over the 3-month Libor. As of December 31, 2006, there was outstanding R$ 54,626 (US$ 25,550) in the long-term and R$ 8,186 (US$ 3,829) in the short-term under the BNDES agreement and R$ 107,150 (US$ 50,117) in the long-term under the IFC agreement.

In November 2006, the Company signed a long-term financing agreement with the Private Export Funding Corporation (PEFCO) to finance the acquisition of Boeing 737-800 aircraft with a carrying value of R$ 117,950 at December 31, 2006. The term of the financing is 12 years, with an average annual fixed interest rate of 5.28% . As of December 31, 2006, there was outstanding R$ 167,333 (US$ 78,266) in the long-term under the PEFCO agreement. This financing is recorded as capital lease.

The following table provides a summary of our principal payments of long-term debt obligations at December 31:

						Beyond
(in R$ 000)	2008	2009	2010	2011	2012	2012	Total

Long-term debt obligations (1)	148,408	57,560	56,946	57,048	45,782	146,360	512,104

(1) The long-term debt obligations do not include the perpetual notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousand of Brazilian Reais)

8. Transactions with Related Parties

The Company has a bus transportation agreement with related companies Breda Transportes e Serviços S.A. and Expresso União Ltda. During 2006 and 2005, the Company paid R$3,109 and R$ 413 (R$ 1,690 and R$ 308) to these companies, respectively.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. (expiring on March 31, 2008) for the lease of headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index. During 2006 and 2005, the Company paid R$ 362 and R$ 344 to this company, respectively.

The payments to and from the related parties in the normal course of business were based on prevailing market rates.

9. Shareholders’ Equity

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2006 and December 31, 2005:

	2006			2005

	Common	Preferred	Total	Common	Preferred	Total

ASAS Investment Fund	100.00%	35.79%	71.00%	-	-	-
Aeropar Participações S.A.	-	-	-	100.00%	36.40%	71.92%
Comporte Participações S.A.	-	-	-	-	3.87%	1.71%
Others	-	3.04%	1.37%	-	0.82%	0.36%
Public Market (Free Float)	-	61.17%	27.63%	-	58.91%	26.01%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company is a stock corporation (sociedade anônima) incorporated under the laws of Brazil. As of December 31, 2006, the Company had 107,590,792 shares of common stock and 88,615,674 shares of preferred stock authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$ 2,000,000 through the issuance of common or preferred shares.

Each common share entitles its holder to one vote at the Company’s shareholder meetings. The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares. In addition, the São Paulo Stock Exchange – Bovespa Level 2 of Differentiated Corporate Governance Practices, which we will comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

On March 17, 2006, the Company’s then controlling shareholder, Aeropar Participações S.A. concluded a restructuring of its corporate shareholdings, by means of which 31,493,863 preferred shares of the Company, held by Aeropar, were transferred to the Fundo de Investimento em Participações Asas (a fund controlled by the shareholders of Aeropar Participações S.A.). Comporte Participações S.A. also transferred its 3,351,775 preferred shares of GOL to the same fund.

On April 27, 2005 the Company concluded a public offering on the New York Stock Exchange (NYSE) and the São Paulo Stock Exchange (BOVESPA) of 14,700,000 preferred shares (5,520,811 offered by the Company, representing proceeds in the amount of R$ 184,454, net of issuance costs of R$ 8,723, and 9,179,189 by a selling shareholder, BSSF Air Holdings LLC) at a price of R$ 35.12 per share (US$ 27.88 per American Depositary Share). On May 2, 2005 the Company issued an additional of 2,205,000 preferred shares, related to the exercise of the underwriter’s over-allotment option on the April 27, 2005 public offering, representing proceeds in the amount of R$ 73,669, net of issuance costs of R$ 3,484.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousand of Brazilian Reais)

9. Shareholders’ Equity (Continued)

Appropriated retained earnings

Under Brazilian corporation law and according to its bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined on the basis of the statutory financial statements for each fiscal year until the amount of the reserve equals 20% of paid-in capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. At December 31, 2006, the allocation of retained earnings related to the legal reserve was R$ 39,577.

Unappropriated retained earnings

The balance of R$ 1,246,848 is pending approval at the Annual Shareholders Meeting in order to meet the Company investment plan and increase in working capital.

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders including interest on shareholders equity, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law.

Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company’s statutory accounting records. On December 31, 2006, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company’s shareholders at the annual shareholder’s meeting, amounted to R$ 1,246,848.

Brazilian corporations are allowed to attribute interest on shareholders’ equity. The calculation is based on the shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9.81%, 9.75% and 7.88% for years 2004, 2005 and 2006, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to shareholders is deductible for corporate income tax purposes, and applied towards the mandatory minimum dividend.

For the quarter ended March 31, 2006, the Company’s statutory consolidated financial statements presented a net profit of R$ 160,678 (R$ 112,472 in 2005). The Company accrued a total of R$43,470 of interim dividends payable (represented by R$ 35,391 of interest on stockholder’s equity and R$8,079 of dividends) for payment on May 23, 2006, which is also included in current liabilities.

For the quarter ended June 30, 2006, the Company’s statutory consolidated financial statements presented a net profit of R$ 98,169 (R$43,744 in 2005). The Company accrued a total of R$ 32,051 of interim dividends payable represented fully by interest on stockholder’s equity for payment on August 15, 2006.

For the quarter ended September 30, 2006, the Company’s statutory consolidated financial statements presented a net profit of R$ 245,932 (R$116,798 in 2005). The Company accrued a total of R$ 62,495 of interim dividends payable represented by R$ 29,506 of interest on stockholder’s equity and R$ 32,592 of dividends for payment in the fourth quarter of 2006.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousand of Brazilian Reais)

9. Shareholders’ Equity (Continued)

Dividends (Continued)

For the quarter ended December 31, 2006, the Company accrued a total of R$ 39,486 of dividends payable (represented by R$ 22,899 of interest on stockholder’s equity and R$ 16,587 of dividends) for payment in 2007 (R$ 117,870 in 2005). Dividends and interest on shareholders’ equity are included in current liabilities and ratification for payment will be made at the Annual Shareholders Meeting.

For the year ended December 31, 2006, the Company’s statutory consolidated financial statements presented net income of R$ 684,472 (R$ 424,501 in 2005).

10. Stock Option Plans

At shareholders meetings held on May 25 and December 9, 2004, the Company’s shareholders approved an executive stock option plan for key senior executive officers. On April 25, 2004, the Company issued to executive officers stock options to purchase up to 937,412 of its preferred shares at an exercise price of R$3.04 per share (determined based on the book value of GOL before the creation of GLAI). Fifty percent of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter ending subsequent to October 25, 2004, on a pro rata basis, through the second quarter of 2006. Each option will expire two years after the vesting date. The fair value of each share at the date of the grant was R$ 24.50. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$ 20,117, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

On December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. Initially, 87,418 of the Company’s preferred shares have been reserved for issuance under this plan. On January 19, 2005, the Company issued stock options to 17 key employees to purchase up to 87,418 of its preferred shares at an exercise price of R$ 33.06 per share, (the volume weighted average price for the 60 previous trading days). The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 37.96. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$ 428, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

On January 2, 2006, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 99,816 options for the purchase of the Company’s preferred shares at the price of R$ 47.30 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 64.70. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$ 1,737, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousand of Brazilian Reais)

10. Stock Option Plans (Continued)

Transactions are summarized as follows:

	Stock	Weighted-Average
	Options	Exercise Price

Outstanding at December 31, 2003	-	-
Granted	937,412	3.04
Exercised	-	-

Outstanding at December 31, 2004	937,412	3.04
Granted	87,418	33.06
Exercised	(703,579)	3.04

Outstanding at December 31, 2005	321,251	11.21
Granted	99,816	47.30
Exercised	(233,833)	3.04

Outstanding at December 31, 2006	187,234	40.65

Options exercisable at December 31, 2004	507,765	3.04
Options exercisable at December 31, 2005	158,353	6.50
Options exercisable at December 31, 2006	17,484	33.06

The weighted-average fair values at the date of grant for options granted, as of December 31, 2006 and December 31, 2005, were R$ 27.20 and R$ 19.95, respectively, and were estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 1.50%, expected volatility of approximately 40.19%, weighted average risk-free interest rate of 13.67%, and an expected average life of 3.53 years.

The range of exercise prices and the weighted average remaining contractual life of the options outstanding and the range of exercise prices for the options exercisable at December 31, 2006 are summarized as follows:

Options Outstanding				Options Exercisable

		Weighted
		Average			Weighted
Range of	Options	Remaining	Weighted	Options	Average
Exercise	Outstanding	Contractual	Average	Exercisable	Exercise
Prices	at 12/31/2006	Life	Exercise Price	at 12/31/2006	Price

3.04	-	-	3.04	-	3.04
33.06	87,418	3.0	33.06	17,484	33.06
47.30	99,816	4.0	47.30	-	47.30

3.04-47.30	187.234	3,53	40,65	17,484	33.06

11. Leases

The Company has entered into five lease agreements for aircraft which are classified as capital leases under the provisions of SFAS No. 13, “Accounting For Leases”. The capital lease agreements are typically for a term of twelve years and for two aircraft the present value of the minimum lease payments exceed 90% of their fair market value at the inception of the lease and for the remaining three aircraft, the Company has bargain purchase options to buy them at the end of the lease term. The carrying value of aircraft under capital lease arrangements included in property and equipment totaled R$ 254,228 as of December 31, 2006. Amortization of aircraft under capital lease arrangements is included in depreciation and amortization expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousand of Brazilian Reais)

11. Leases (Continued)

The Company had five aircraft classified as capital leases at December 31, 2006. The amounts applicable to these aircraft included in property and equipment were:

	2006	2005

Flight equipment	264,629	-
Less accumulated depreciation	(10,401)	-

	254,228	-

Future minimum lease payments under capital leases with initial or remaining terms in excess of one year at December 31, 2006 were as follows:

	Thousands of R$	Thousands of US$

2007	38,696	18,099
2008	38,696	18,099
2009	38,696	18,099
2010	38,696	18,099
2011	38,696	18,099
After 2011	197,171	92,222

Total minimum lease payments	390,651	182,717
Less: Amount representing interest	(135,515)	(63,384)

Present value of net minimum lease payments	255,136	119,333
Less current portion	(33,112)	(15,487)

Long-term portion	222,024	103,846

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment. At December 31, 2006, the Company leased 60 aircraft under operating leases (as compared to 42 aircraft at December 31, 2005), with initial lease term expiration dates ranging from 2007 to 2016.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2006 were as follows:

	Thousands of R$			Thousands of US$

	Aircraft	Other	Total	Aircraft	Other	Total

2007	407,056	14,814	421,870	190,391	6,929	197,320
2008	336,252	10,829	347,081	157,274	5,065	162,339
2009	293,004	5,922	298,926	137,046	2,770	139,816
2010	198,481	3,147	201,628	92,835	1,472	94,307
2011	175,981	92	176,073	82,311	43	82,354
After 2011	503,029	-	503,029	235,280	-	235,280

Total minimum Lease
payments	1,913,803	34,804	1,948,607	895,137	16,279	911,416

During 2006 the Company received three Boeing 737-300 aircraft, eight Boeing 737-700 aircraft and fourteen Boeing 737-800 aircraft.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousand of Brazilian Reais)

12. Other Commitments

The following table provides a summary of our principal payments under aircraft purchase commitments and other obligations at December 31:

						Beyond
(in R$ 000)	2007	2008	2009	2010	2011	2011	Total

Pre-delivery deposits (1)	115,954	150,191	161,195	141,191	65,472	1,530	635,533
Aircraft purchase
commitments (2)	2,502,025	1,971,577	2,245,264	1,704,769	1,535,050	1,590,319	11,549,004

Total	2,617,979	2,121,768	2,406,459	1,845,960	1,600,522	1,591,849	12,184,537

(1) The Company makes payments for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

(2) The Company has a purchase contract with Boeing for 110 Boeing 737-800 Next Generation aircraft, under which the Company currently has 76 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 11,549 million (corresponding to approximately US$ 5,402 million) based on the aircraft list price (excluding contractual manufacturer’s discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments can be financed with long-term financing guaranteed by the U.S. Exim Bank (for approximately 85% of the total acquisition cost). During 2006, the Company entered into sale-leaseback agreements for eight Boeing 737-800 Next Generation aircraft, six of which were delivered during the third quarter of 2006, and two of which were delivered during the fourth quarter of 2006.

13. Contingencies

The Company is party to legal proceedings and claims that arise during the ordinary course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on the Company’s financial position, results of operations and cash flows, it is the Company’s opinion, after consulting with its outside counsel, that the ultimate disposition on such lawsuits will not have a material adverse effect on its financial position, results of operation or cash flows.

14. Financial Instruments and Concentration of Risk

At December 31, 2006 and December 31, 2005, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments related to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

14. Financial Instruments and Concentration of Risk (Continued)

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Paraguay Guaranis and Uruguay Pesos from flights between Brazil, Argentina, Bolivia, Chile, Paraguay, Uruguay). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at December 31, 2006 is as set forth below:

		Translation into
		thousands of US$
	R$ 000	2006

Assets
Cash and cash equivalents	788,136	368,632
Deposits with lessors	273,031	127,704
Aircraft and engine maintenance deposits	20,223	9,459
Other	15,405	7,205

Total assets	1,096,795	513,000

Liabilities
Foreign suppliers	25,249	11,810
Leases payable	18,270	8,545
Insurance premium payable	44,897	21,000

Total liabilities	88,416	41,355

Exchange exposure	1,008,379	471,645

Off-balance sheet transactions exposure
Operating leases	1,948,607	911,416
Aircraft commitments	11,549,004	5,401,779

Total exchange exposure	14,505,990	6,784,840

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

The Company utilizes financial derivative instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in 2006, 2005 and 2004 represented approximately 39.6%, 39.5% and 33.2% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs. Historically, prices for crude oil are highly correlated to jet fuel in Brazil, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

14. Financial Instruments and Concentration of Risk (Continued)

The following is a summary of the company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	2006	2005

At December 31:
Fair value of derivative instruments at year end	R$ (4,573)	R$ 8,464
Average remaining term (months)	3	8
Hedged volume (barrels)	1,804,000	1,431,000

	2006	2005	2004

Year ended December 31:
Hedge effectiveness gains (losses) recognized in aircraft fuel expense	R$ (8,665)	R$ 5,246	N.A.
Hedge ineffectiveness gains (losses) recognized in other income (expense)	R$ (1,125)	R$ 397	N.A.
Percentage of actual consumption hedged (during year)	77%	55%	75%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 65% and 44% of its jet fuel requirements at average crude equivalent prices of approximately US$ 66.80 and US$ 69.20 per barrel for the first and second quarters of 2007, respectively.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. When aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for special hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal 80-125% of the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products. Due to the volatility in markets for crude oil and related products, the Company is unable to predict the amount of ineffectiveness each period, including the loss of hedge accounting, which could be determined on a derivative by derivative basis or in the aggregate. In specific instances, the Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement and therefore must discontinue special hedge accounting, as defined by SFAS 133. When this happens, any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

14. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

The Company continually looks for better and more accurate methodologies in forecasting future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of effectiveness for the Company’s fuel hedges, as required by SFAS 133. During second quarter 2006, the Company revised its method for forecasting future cash flows. Previously, the Company had estimated future cash flows using actual market forward prices of like commodities and adjusting for historical differences from the Company’s actual jet fuel purchase prices. The Company’s new methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities, and will not have a material impact on the financial statements.

During 2006, the Company recognized approximately R$18 (US$ 8) of additional net gains in Other gains, net, related to the ineffectiveness of its hedges. Of this net total, approximately R$61 (US$ 29) was ineffectiveness expense and mark-to-market losses related to contracts that settled during the year. As of December 31, 2006 there was R$ 3,018 (US$ 1,412), net of taxes, on unrealized losses with jet fuel hedges recorded in “comprehensive income”.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its six counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

b) Exchange rates

The Company is exposed to the effects of changes in the USD exchange rate. Exchange exposure relates to amounts payable arising from USD-denominated and USD-linked expenses and payments. To manage this risk, the Company uses USD options and futures contracts.

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

	2006	2005

At December 31:
Fair value of derivative instruments at year end	R$ (275)	R$ 1,249
Longest remaining term (months)	2	1
Hedged volume	180,127	R$ 135,129

	2006	2005	2004

Year ended December 31:
Hedge effectiveness gains (losses) recognized in operating expenses	R$ (2,868)	R$ (24,236)	N.A.
Hedge ineffectiveness gains (losses) recognized in other income (expense)	R$ (1,269)	R$ (10,921)	N.A.
Percentage of expenses hedged (during year)	51%	60%	73%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

14. Financial Instruments and Concentration of Risk (Continued)

b) Exchange rates (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the USD exchange rate. The Company has utilized financial derivative instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of December 31, 2006 the unrealized loss with exchange rates recorded in “comprehensive income” was R$ 1,275, net of taxes.

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in other comprehensive income. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in other comprehensive income is recognized in operating expenses.

c) Cash management

The Company utilizes financial derivative instruments for cash management purposes. The Company utilizes synthetic fixed income options and swaps to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments. The Company enters into synthetic fixed income option contracts with first-tier banks registered in the Brazilian CETIP clearing house. As of December 31, 2006, the total amount invested in synthetic fixed-income option contracts was R$ 77,350 with average term of 88 days. The Company utilizes swap agreements to change the remuneration of a portion of its short term investments to the Brazilian overnight deposit rate (“CDI”). As of December 31, 2006, the notional amount of fixed-rate swaps to CDI was R$ 75,000 with a fair value of R$ (256), and the notional amount of dollar-denominated swaps to CDI was R$ 351,088 with a fair value or R$ 7,890. The change in fair value of these swaps is recognized in interest income in the period of change.

15. Insurance Coverage

Management holds insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On December 31, 2006 the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

	Unaudited

Aeronautic Type	R$	US$

Warranty – Hull	4,401,838	2,058,858
Civil Liability per occurrence/aircraft	1,603,500	750,000
Warranty – Hull/War	4,401,838	2,058,858
Inventories	421,582	197,185

By means of Law 10,605, as of December 18, 2002, the Brazilian government undertook to supplement any civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion US dollars.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

15. Insurance Coverage (Continued)

On September 29, 2006, an aircraft performing Gol Airlines Flight 1907 from Manaus enroute to Rio with a stop in Brasilia, was involved in a mid-air collision with a aircraft of ExcelAir. The Gol aircraft, a new Boeing 737-800 Next Generation, went down in the Amazon forest and there were no survivor among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135 BJ, performed an emergency landing and all of its seven occupants were unharmed. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company maintains insurance for the coverage of these risks and liabilities. The payments for the hull to the lessor were made by the insurance maintained. The Company does not expect any exposure to arise from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of operation of the Company.

16. Income Taxes

a) Deferred income taxes

The deferred income taxes are summarized as follows:

				Translation
				into thousands
				of US$
	2004	2005	2006	2006

Deferred tax assets
Loss carryforward	R$ 11,589	R$ 8,762	R$ 7,218	US$ 3,376
Interest on shareholders’ equity	-	36,748	-	-
Deferred tax on sale leasebacks	-	-	19,838	9,279
Deferred tax benefit contributed
by shareholders	25,296	19,458	13,621	6,371
Estimated liabilities	3,519	964	9,931	4,645
Allowance for doubtful accounts	2,943	1,663	3,524	1,648
Other	244	4,059	7,445	3,482

Total deferred tax assets	43,591	71,654	61,577	28,801
Deferred tax liabilities
Property and equipment	(1,093)	(5,818)	-	-
Deposits with lessors	(86,991)	(128,914)	(89,641)	(41,928)
Other	-	(616)	-	-

Total deferred tax liabilities	(88,084)	(135,348)	(89,641)	(41,928)

Net deferred tax liabilities	(44,493)	(63,694)	(28,064)	(13,126)

The following current and deferred income tax amounts were recorded in the statements of income:

				Translation into
				thousands of US$
	2004	2005	2006	2006

Current expense	165,710	189,576	257,707	120,536
Deferred expense	36,860	14,716	(27,882)	(13,041)

	202,570	204,292	229,825	107,495

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

16. Income Taxes (Continued)

b) Income statement

The reconciliation of the reported income tax and social contribution tax and the amount determined by applying the composite fiscal rate at December 31, 2006, December 31, 2005 and December 31, 2004, is as follows:

				Translation into
				thousands of US$
	2004	2005	2006	2006

Income before income taxes	R$ 587,280	R$ 717,522	R$ 798,962	US$ 373,695
Nominal composite rate	34%	34%	34%	34%

Income tax by the nominal rate	199,675	243,957	271,647	127,057
Interest on shareholders’ equity	-	(38,716)	(42,122)	(19,702)
Other permanent differences	2,895	(949)	(300)	(140)

Income tax expense	202,570	204,292	229,825	107,495

Effective rate	34.5%	28.5%	28.7%	28.7%

17. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	R$			US$

	2004	2005	2006	2006

Numerator
Net income applicable to common and
preferred shareholders for basic and
diluted earnings per share	384,710	513,230	569,137	266,200

Denominator
Weighted-average shares outstanding for
basic earnings per share (in
thousands)	179,731	192,828	196,103	196,103

Effect of dilutive securities:
Executive stock options (in thousands)	826	776	117	117

Adjusted weighted-average shares
outstanding and assumed conversions
for diluted earnings per shares (in
thousands)	180,557	193,604	196,210	196,210

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

18. Quarterly Financial Data (Unaudited)

Quarterly results of operations for the years ended December 31, 2006 and 2005 are summarized below (in thousands, except per share amounts).

	First	Second	Third	Fourth
2006	Quarter	Quarter	Quarter	Quarter

Net operating revenues	R$ 863,016	R$ 844,028	R$ 1,082,971	R$ 1,012,002
Operating income	223,835	132,258	233,063	112,301
Net income	179,790	106,685	190,006	92,656
Earnings per share, basic	0.92	0.54	0.97	0.47
Earnings per share, diluted	0.92	0.54	0.97	0.47

	First	Second	Third	Fourth
2005	Quarter	Quarter	Quarter	Quarter

Net operating revenues	R$ 589,159	R$ 562,168	R$ 696,658	R$ 821,105
Operating income	177,246	84,977	183,223	175,905
Net income	131,084	73,377	138,190	170,579
Earnings per share, basic	0.70	0.38	0.71	0.88
Earnings per share, diluted	0.70	0.38	0.70	0.88

The sum of the quarterly earnings per share amounts may not equal the annual amount reported because per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

19. Consolidating Condensed Financial Information of Guarantor Subsidiaries

The following condensed consolidating financial information, prepared in accordance with USGAAP, is presented in lieu of providing separate audited financial statements for the guarantor subsidiary Gol Transportes Aereos S.A. (GTA) in connection with its unconditional guarantee, on a joint and several basis, of the obligation to pay principal and interest under the 8.75% perpetual notes issued by company´s wholly owned subsidiary Gol Finance.

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2006

	Parent Company	Issuer Subsidiary	Subsidiary Guarantor	Subsidiary Non guarantor	Consolidating Adjustments	Consolidated

ASSETS
CURRENT ASSETS
Cash and cash equivalents	136,332	8,322	136,041	282	-	280,977
Short-term investments	473,166	561,843	390,360	-	-	1,425,369
Receivables, less allowance	-	-	659,306	-	-	659,306
Inventories	-	-	75,165	-	-	75,165
Deposits with lessors	-	-	232,960	-	-	232,960
Recoverable taxes	13,467	-	46,929	-	-	60,396
Prepaid expenses	-	-	64,496	-	-	64,496
Dividends receivable	173,372	-	-	-	(173,372)	-
Other	86,776	-	39,179	56	(113,357)	12,654

Total current assets	883,113	570,165	1,644,436	338	(286,729)	2,811,323

PROPERTY AND EQUIPMENT
Pre-delivery deposits	-	436,911	-	-	-	436,911
Flight equipment	-	-	660,861	-	-	660,861
Other	-	-	129,260	-	-	129,260

	-	436,911	790,121	-	-	1,227,032
Accumulated depreciation		-	(147,809)	-	-	(147,809)

Property and equipment, net	-	436,911	642,312	-	-	1,079,223

OTHER ASSETS
Investments	1,316,428	-	-	-	(1,316,428)	-
Deposits with lessors	130,068	-	287,592	-	(112,785)	304,875
Due from related parties	-	29,566	-	433,744	(463,310)	-
Other	-	5,175	75,939	-	(18,081)	63,033

Total other assets	1,446,496	34,741	363,531	433,744	(1,910,604)	367,908

TOTAL ASSETS	2,329,609	1,041,817	2,650,279	434,082	(2,197,333)	4,258,454

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2006

	Parent Company	Issuer Subsidiary	Subsidiary Guarantor	Subsidiary Non guarantor	Consolidating Adjustments	Consolidated

LIABILITIES AND SHAREHOLDERS’
EQUITY

CURRENT LIABILITIES
Short-term borrowings	-	-	128,304	-	-	128,304
Current portion of long-term debt	-	-	41,298	-	-	41,298
Accounts payable	-	-	124,110	-	-	124,110
Salaries, wages and benefits	-	-	87,821	-	-	87,821
Sales tax and landing fees	44,478	10,236	84,680	-	-	139,394
Air traffic liability	-	-	335,268	-	-	335,268
Insurance premium payable	-	-	44,897	-	-	44,897
Dividends payable	42,961	-	173,091	-	(173,091)	42,961
Deferred gains on sale and leaseback
transactions	-	10,128	-	-	-	10,128
Other	37,012	-	45,967	6	(36,820)	46,165

Total current liabilities	124,451	20,364	1,065,436	6	(209,911)	1,000,346

NON-CURRENT LIABILITIES
Long-term debt	-	128,304	383,800	436,902	-	949,006
Deferred income taxes, net	-	14,398	13,666	-	-	28,064
Deferred gains on sale and leaseback
transactions	-	48,219	-	-	-	48,219
Credit with related parties	-	811,593	29,566	-	(841,159)	-
Other	-	-	29,719	-	(2,058)	27,661

SHAREHOLDERS’ EQUITY
Capital stock	887,625	-	556,367	-	(556,367)	887,625
Additional paid-in capital	35,430	-	3,157	-	(3,157)	35,430
Appropriated retained earnings	39,577	-	359,337	-	(359,337)	39,577
Unappropriated retained earnings	1,246,848	18,939	213,553	(2,826)	(229,666)	1,246,848
Accumulated other comprehensive income	(4,322)	-	(4,322)	-	4,322	(4,322)

Total shareholders’ equity	2,205,158	18,939	1,128,092	(2,826)	(1,144,205)	2,205,158

TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	2,329,609	1,041,817	2,650,279	434,082	(2,197,333)	4,258,454

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2005

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

ASSETS

CURRENT ASSETS
Cash and cash equivalents	36,632	1,333	68,382	-	106,347
Short-term investments	210,408	-	552,280	-	762,688
Receivables, less allowance	-	-	563,958	-	563,958
Inventories	-	-	40,683	-	40,683
Recoverable taxes	4,968	-	8,985	-	13,953
Prepaid expenses	-	-	39,907	-	39,907
Dividends receivable	349,506	-	-	(349,506)	-
Other	864	1,041	12,336	(1,139)	13,102

Total current assets	602,378	2,374	1,286,531	(350,645)	1,540,638

PROPERTY AND EQUIPMENT
Pre-delivery deposits	-	356,765	-	-	356,765
Flight equipment	-	-	225,724	-	225,724
Other	-	-	75,619	-	75,619

	-	356,765	301,343	-	658,108
Accumulated depreciation	-	-	(79,508)	-	(79,508)

Property and equipment, net	-	356,765	221,835	-	578,600

OTHER ASSETS
Investments	1,288,093	-	-	(1,288,093)	-
Deposits with lessors	-	-	408,776	-	408,776
Other	51,164	-	27,374	(50,709)	27,829

Total other assets	1,339,257	-	436,150	(1,338,802)	436,605

TOTAL ASSETS	1,941,635	359,139	1,944,516	(1,689,447)	2,555,843

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2005

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term borrowings	-	-	54,016	-	54,016
Accounts payable	-	-	73,924	-	73,924
Salaries, wages and benefits	-	-	71,638	-	71,638
Sales tax and landing fees	17,051	5,818	60,881	-	83,750
Air traffic liability	-	-	217,800	-	217,800
Insurance premium payable	-	-	25,371	-	25,371
Dividends payable	101,482	-	349,506	(349,506)	101,482
Other	771	-	31,027	(13,554)	18,244

Total current liabilities	119,304	5,818	884,163	(363,060)	646,225

NON-CURRENT LIABILITIES
Long-term debt					-
Deferred income taxes, net	-	-	63,694	-	63,694
Other	-	-	20,295	3,298	23,593

SHAREHOLDERS’ EQUITY
Capital stock	885,214	347,784	556,367	(904,151)	885,214
Additional paid-in capital	32,273	-	-	-	32,273
Appropriated retained earnings	39,577	-	222,183	(222,183)	39,577
Unappropriated retained earnings	858,856	5,537	192,103	(197,640)	858,856
Accumulated other comprehensive income	6,411	-	5,711	(5,711)	6,411

Total shareholders’ equity	1,822,331	353,321	976,364	(1,329,685)	1,822,331

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,941,635	359,139	1,944,516	(1,689,447)	2,555,843

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statement of Income for the year ended December 31, 2006

	Parent Company	Issuer Subsidiary	Subsidiary Guarantor	Subsidiary Non guarantor	Consolidating Adjustments	Consolidated

NET OPERATING REVENUES
Passenger	-	-	3,580,919	-	-	3,580,919
Cargo and Other	-	-	221,098	-	-	221,098

Total net operating revenues	-	-	3,802,017	-	-	3,802,017

OPERATING EXPENSES
Salaries, wages and benefits	-	-	413,977	-	-	413,977
Aircraft fuel	-	-	1,227,001	-	-	1,227,001
Aircraft rent	-	-	292,548	-	-	292,548
Sales and marketing	-	-	414,597	-	-	414,597
Landing fees	-	-	157,695	-	-	157,695
Aircraft and traffic servicing	-	-	199,430	-	-	199,430
Maintenance materials and repairs	-	-	146,505	-	-	146,505
Depreciation	-	-	69,313	-	-	69,313
Other	8,664	24,556	161,865	1,017	(16,608)	179,494

Total operating expenses	8,664	24,556	3,082,931	1,017	(16,608)	3,100,560

OPERATING INCOME (LOSS)	(8,664)	(24,556)	719,086	(1,017)	16,608	701,457

OTHER INCOME (EXPENSE)
Interest expense	-	(46,600)	(23,311)	(29,375)	32,908	(66,378)
Capitalized interest	-	11,001	5,732	-	-	16,733
Interest and investment income	57,401	34,886	73,364	27,566	(18,863)	174,354
Other expenses, net	2,109	6,449	(11,293)	-	(24,469)	(27,204)

Total other income	59,510	5,736	44,492	(1,809)	(10,424)	97,505

Results of equity interest	637,095	-	-	-	(637,095)	-
Non-operating results	-	16,000	-	-	(16,000)	-
INCOME(LOSS) BEFORE INCOME TAXES	687,941	(2,820)	763,578	(2,826)	(646,911)	798,962
Income taxes	(118,804)	10,690	(121,711)	-	-	(229,825)

NET INCOME (LOSS)	569,137	7,870	641,867	(2,826)	(646,911)	569,137

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statement of Income for the year ended December 31, 2005

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

NET OPERATING REVENUES
Passenger	-	-	2,539,016	-	2,539,016
Cargo and Other	-	-	130,074	-	130,074

Total net operating revenues	-	-	2,669,090	-	2,669,090

OPERATING EXPENSES
Salaries, wages and benefits	-	-	260,183	-	260,183
Aircraft fuel	-	-	808,268	-	808,268
Aircraft rent	-	-	240,876	-	240,876
Sales and marketing	-	-	335,722	-	335,722
Landing fees	-	-	92,404	-	92,404
Aircraft and traffic servicing	-	-	91,599	-	91,599
Maintenance materials and repairs	-	-	55,373	-	55,373
Depreciation	-	-	35,014	-	35,014
Other	1,733	-	128,270	(1,703)	128,300

Total operating expenses	1,733	-	2,047,709	(1,703)	2,047,739

OPERATING INCOME (LOSS)	(1,733)	-	621,381	1,703	621,351

OTHER INCOME (EXPENSE)
Interest expense	-	-	(19,383)	-	(19,383)
Capitalized interest	-	17,113	-	-	17,113
Interest and investment income	31,519		98,161	10,524	140,204
Other expenses, net	(13,991)	(5,241)	(28,806)	6,275	(41,763)

Total other income	17,528	11,872	49,972	16,799	96,171

Results of equity interest	464,157	-	-	(464,157)	-

INCOME (LOSS) BEFORE INCOME TAXES	479,952	11,872	671,353	(445,655)	717,522
Income taxes	33,278	(5,818)	(226,276)	(5,476)	(204,292)

NET INCOME (LOSS)	513,230	6,054	445,077	(451,131)	513,230

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statement of Income for the year ended December 31, 2004

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

NET OPERATING REVENUES
Passenger	-	-	1,875,475	-	1,875,475
Cargo and Other	-	-	85,411	-	85,411

Total net operating revenues	-	-	1,960,886	-	1,960,886

OPERATING EXPENSES
Salaries, wages and benefits	-	-	183,037	-	183,037
Aircraft fuel	-	-	459,192	-	459,192
Aircraft rent	-	-	195,504	-	195,504
Sales and marketing	-	-	261,756	-	261,756
Landing fees	-	-	57,393	-	57,393
Aircraft and traffic servicing	-	-	74,825	-	74,825
Maintenance materials and repairs	-	-	51,796	-	51,796
Depreciation	-	-	21,242	-	21,242
Other	-	-	79,840	-	79,840

Total operating expenses	-	-	1,384,585	-	1,384,585

OPERATING INCOME	-	-	576,301	-	576,301

OTHER INCOME (EXPENSE)
Interest expense	-	-	(13,445)	-	(13,445)
Capitalized interest	-	-	3,216	-	3,216
Interest and investment income	322	-	27,911	-	28,233
Other expenses, net	(31,223)	(517)	24,198	517	(7,025)

Total other income	(30,901)	(517)	41,880	517	10,979

Results of equity interest	403,890	-	-	(403,890)	-
Non-operating results	-	-	-	-	-

INCOME (LOSS) BEFORE INCOME TAXES	(30,901)	(517)	618,181	517	587,280

Income taxes	11,721	-	(214,291)	-	(202,570)

NET INCOME (LOSS)	384,710	(517)	403,890	517	384,710

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statements of Cash Flows for the year ended December 31, 2006

	Parent Company	Issuer Subsidiary	Subsidiary Guarantor	Subsidiary Non guarantor	Consolidating Adjustments	Consolidated

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income (loss)	569,137	7,870	641,867	(2,826)	(646,911)	569,137
Adjustments to reconcile net income to net
cash provided by operating activities
Depreciation	-	-	69,313	-	-	69,313
Provision for doubtful accounts
receivable	-	-	5,476	-	-	5,476
Deferred income taxes	(27,882)	14,398	34,717	-	(49,115)	(27,882)
Capitalized income	-	(16,733)	-	-	-	(16,733)
Changes in operating assets and liabilities				-
Receivables	-	-	(100,824)	-	-	(100,824)
Inventories	-	-	(34,482)	-	-	(34,482)
Credits with lessors	(130,068)	-	(54,836)	-	184,904	-
Prepaid expenses, other assets and
recoverable taxes	104,542	(34,750)	(165,326)	(433,811)	529,346	-
Deposits for engine maintenance	-	-	-	-	(110,858)	(110,858)
Accounts payable and long-term vendor
payable	-	-	50,186	-	-	50,186
Air traffic liability	-	-	117,468	-	-	117,468
Dividends payable	(58,521)	-	(176,415)	-	176,415	(58,521)
Payroll and related charges	-	-	16,183	-	(16,183)	-
Sales tax an landing fees, insurance
premium payable and other liabilities	91,550	880,177	(17,052)	6	(886,525)	68,156

Net cash provided by operating activities	548,758	850,963	386,275	(436,631)	(818,927)	530,436

CASH FLOWS FROM INVESTING
ACTIVITIES
Short-term investments	(262,758)	(561,843)	161,920	-	662,681	-
Deposits for aircraft leasing contracts	-	-	-	-	(18,204)	(18,204)
Acquisition of property and equipment	-	-	(489,791)	-	-	(489,791)
Pre-delivery deposits	-	(420,178)	-	-	356,765	(63,413)
Purchase of available-for-sale securities	-	-	-	-	(2,021,593)	(2,021,593)
Sale of available-for.sale securities	-	-	-	-	1,358,912	1,358,912

Net cash used in investing activities	(262,758)	(982,021)	(327,871)	-	338,561	(1,234,088)

CASH FLOWS FROM FINANCING
ACTIVITIES
Short term borrowings, net	-	-	115,586	-	(41,298)	74,288
Long term borrowings, net	-	128,304	383,800	436,913	41,287	990,304
Reinvestment reserve	-	11,077	(298,953)	-	287,876	-
Issuance of preferred shares		-	-	-	-	-
Paid subscribed capital	5,568	-	-	-	(5,568)	-
Changes in fair value of derivatives
financial instruments	(10,733)	-	(10,033)	-	20,766	-
Dividends paid	(181,135)	-	(181,145)	-	181,135	(181,145)
Other, net	-	-	-	-	(5,165)	(5,165)

Net cash provided by (used in) financing
activities	(186,300)	139,381	9,255	436,913	479,033	878,282

NET INCREASE IN CASH AND CASH
EQUIVALENTS	99,700	8,322	67,659	282	(1,333)	174,630

Cash and cash equivalents at beginning of the
period	36,632	-	68,382	-	1,333	106,347

Cash and cash equivalents at end of the period	136,332	8,322	136,041	282	-	280,977

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statements of Cash Flows for the year ended December 31, 2005

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income (loss)	513,230	(6,054)	445,077	(439,023)	513,230
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation	-	-	35,014	505	35,519
Provision for doubtful accounts receivable	-	-	1,343	-	1,343
Deferred income taxes	(27,882)	-	20,926	27,882	20,926
Capitalized income	-	(17,113)	-	-	(17,113)
Changes in operating assets and liabilities
Receivables	-	-	(178,931)	-	(178,931)
Inventories	-	-	(19,645)	-	(19,645)
Credits with lessors	-	-	(146,734)	146,734	-
Prepaid expenses, other assets and recoverable
taxes	(489,331)	(658)	(14,904)	504,893	-
Deposits for engine maintenance	-	-	-	(119,661)	(119,661)
Accounts payable and long-term vendor payable	-	-	37,488	-	37,488
Air traffic liability	-	-	57,909	-	57,909
Dividends payable	40,806	-	273,267	(273,267)	40,806
Payroll and related charges	-	-	20,597	(20,597)	-
Sales tax an landing fees, insurance premium
payable and other liabilities	24,032	5,818	(369,819)	321,843	(18,126)

Net cash provided by operating activities	60,855	(18,006)	161,588	149,308	353,745

CASH FLOWS FROM INVESTING
ACTIVITIES
Short-term investments	(210,408)	-	(108,919)	319,327	-
Deposits for aircraft leasing contracts		-	-	301	301
Acquisition of property and equipment	-	-	(168,938)	(505)	(169,443)
Pre-delivery deposits	-	(296,205)	-	(17,113)	(313,318)
Purchase of available-for-sale securities	-	-	-	(456,418)	(456,418)
Sale of available-for.sale securities	-	-	-	137,091	137,091

Net cash used in investing activities	(210,408)	(296,205)	(277,857)	(17,317)	(801,787)

CASH FLOWS FROM FINANCING
ACTIVITIES	-
Short term borrowings, net	-	-	(64,333)	-	(64,333)
Reinvestment reserve	-	-	(171,191)	171,191	-
Issuance of preferred shares	-	-	-	279,080	279,080
Paid subscribed capital	272,107	288,974	390,789	(951,870)	-
Changes in fair value of derivatives financial
instruments	6,411	-	5,711	(12,122)	-
Dividends paid	(96,635)	-	(351,183)	387,142	(60,676)
Other, net	-	-	-	(5,412)	(5,412)

Net cash provided by (used in) financing activities	181,883	288,974	(190,207)	(131,991)	148,659

NET INCREASE IN CASH AND CASH
EQUIVALENTS	32,330	(25,237)	(306,476)	-	(299,383)

Cash and cash equivalents at beginning of the period	4,302	26,570	374,858	-	405,730

Cash and cash equivalents at end of the period	36,632	1,333	68,382	-	106,347

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statements of Cash Flows for the year ended December 31, 2004

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income (loss)	384,710	(517)	403,890	(403,373)	384,710
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation	-	-	21,242	10,058	31,300
Provision for doubtful accounts receivable	-	-	(213)	-	(213)
Deferred income taxes	-	-	36,860	-	36,860
Capitalized income	(27,882)	(3,244)	-	27,882	(3,244)
Changes in operating assets and liabilities
Receivables		-	(145,581)	-	(145,581)
Inventories	-	-	(7,468)	-	(7,468)
Credits with lessors	-	-	(108,500)	108,500	-
Prepaid expenses, other assets and recoverable
taxes	-	(404)	(9,859)	10,263	-
Deposits for engine maintenance	(1,205,284)	-	-	1,101,047	(104,237)
Accounts payable and long-term vendor payable	-	-	(12,169)	27,524	15,355
Air traffic liability	-	-	36,498	-	36,498
Dividends payable	60,676	-	49,735	(110,411)	-
Payroll and related charges	-	-	16,082	(16,082)	-
Sales tax an landing fees, insurance premium
payable and other liabilities	9,977	-	414,522	(428,559)	(4,060)

Net cash provided by operating activities	(777,803)	(4,165)	695,039	326,849	239,920

CASH FLOWS FROM INVESTING
ACTIVITIES
Short-term investments	-	-	(443,361)	443,361	-
Deposits for aircraft leasing contracts	-	-	-	(4,263)	(4,263)
Acquisition of property and equipment	-	-	(41,971)	-	(41,971)
Pre-delivery deposits	-	(40,203)	-	(3,244)	(43,447)
Purchase of available-for-sale securities	-	-	-	(1,386,991)	(1,386,991)
Sale of available-for.sale securities	-	-	-	943,629	943,629

Net cash used in investing activities	-	(40,203)	(485,332)	(7,508)	(533,043)

CASH FLOWS FROM FINANCING
Short term borrowings, net	-	-	79,443	-	79,443
Reinvestment reserve	-	-	(14,222)	14,222	-
Issuance of preferred shares		-	-	470,434	470,434
Paid subscribed capital	645,380	70,938	29,878	(746,196)	-
Dividends paid	136,725	-	(76,239)	(86,989)	(26,503)
Other, net	-	-	-	29,188	29,188

Net cash provided by (used in) financing activities	782,105	70,938	18,860	(319,341)	552,562

NET INCREASE IN CASH AND CASH
EQUIVALENTS	4,302	26,570	228,567	-	259,439

Cash and cash equivalents at beginning of the period	-	-	146,291	-	146,291

Cash and cash equivalents at end of the period	4,302	26,570	374,858	-	405,730

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.